July 23, 2019

VIA EDGAR

Heather Clark

Melissa Raminpour

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Echo Global Logistics, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 22, 2019
File No. 001-34470

Dear Ms. Clark and Ms. Raminpour:

Our firm represents Echo Global Logistics, Inc., a Delaware corporation (the “Company”).  On behalf the Company, I refer to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 11, 2019, containing comments on the above referenced filing.  As discussed with Heather Clark on July 23, 2019, the Company requested additional time to respond to the Commission’s comment letter.  Based on discussion with Ms. Clark, the Company plans to provide a response to the Commission on or before August 8, 2019.  Thank you for this courtesy.

Please contact me at (312) 558-8794 should you require any additional information regarding this matter.

Sincerely,

/s/ Karen A. Weber

Karen A. Weber
Winston & Strawn LLP
cc: Kyle L. Sauers